P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

September 6, 2023

Ms. Melissa Kindelan

Ms. Kathleen Collins

Mr. Austin Pattan

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nvni Group Limited
Amendment No. 3 to Registration Statement on Form F-4
Filed August 30, 2023
File No. 333-272688

Ladies and Gentlemen:

Thank you for your letter dated September 5, 2023, addressed to the undersigned, Pierre Schurmann, Chief Executive Officer of Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Amendment No. 3 (the “Third Amendment”) to the registration statement to Form F-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 30, 2023.

We appreciate the effort that went into the Staff’s comments and have carefully considered the Staff’s comments on Third Amendment. Our responses to the Staff’s comments as well as certain other updated information are set forth below. To facilitate the Staff’s review, we have keyed our responses on the headings1 and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow the comments. Where our response is contained in the Amendment No. 4 to the Registration Statement (the “Fourth Amendment”) which is filed with this letter, we have so indicated and, where appropriate, provided a section reference. Defined terms used, but not otherwise defined, herein have the meanings ascribed to such terms in the Fourth Amendment.

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[1]	The page number mentioned in the heading refers to the page number of the Third Amendment and the page number mentioned in the response refers to the page number of the Fourth Amendment.

Amendment No. 3 to Registration Statement on Form F-4

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Earnings (loss) per share, page 215

1.

We note your response to prior comment 4. Please explain further how the subscription rights and contingent consideration are included in your pro forma per share calculations and specifically address how these shares are reflected in the reconciliation of Class A and Class B shares on page 214. In this regard, we note that the 126,477,458 historical shares includes 122,477,095 of Nuvini S.A common shares as reflected on page F-98 and 4,300,363 of Mercato’s public shareholder shares. Further, we note that pro forma adjustments (e) and (g) indicate that the number of shares to be issued for subscription rights and contingent consideration will be determined upon consummation of the Business Combination. Therefore, it remains unclear how or if these shares are reflected in the pro forma weighted average shares outstanding. Please explain or revise as necessary.

Response: In response to the Staff’s comment, the Company has revised the section in the Fourth Amendment titled “Notes to Unaudited Pro Forma Condensed Combined Financial Information -Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Information- Reconciliation of pro forma New Nuvini Ordinary Shares” table on page 214, as the previous table showed a total number of historical shares in the amount of 126,777,458, which included the Nuvini historical common stock outstanding of 122,477,095 and the Mercato historical public shares outstanding 4,300,363. The Company has since revised the table reconciling the historical share balances of Mercato and Nuvini to the total number of New Nuvini Ordinary Shares in the Fourth Amendment titled “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” on page 214 with separate columns.

Assuming No Further Redemption	Reference	# of New Nuvini Ordinary Shares	# of Mercato Historical Public Shares	# of Mercato Historical Class B Shares	Share Capital	Share Premium and Class A Par Value	Class B Par Value
Historical balance		122,477,095	4,300,363	5,750,000	$40,404	$—	$3
Ratio to adjust historical Nuvini Ordinary Shares outstanding to New Nuvini Ordinary Shares		0.17

New Nuvini Ordinary Shares balance		21,072,546
Reclassification of Mercato’s financial liabilities at fair value to equity (1)	(j)	—	—	—	—	245,264	—
Share Capital impact of New Nuvini Ordinary Shares issuance to Nuvini Shareholders	(l)	—	—	—	(40,404)	40,404	—
Conversion of Mercato Public Shares to New Nuvini Ordinary Shares		4,300,363	(4,300,363)	—	—	—	—
Conversion of Mercato Class B Shares to New Nuvini Ordinary Shares	(i)	5,750,000	—	(5,750,000)	—	3	(3)
Liability to equity reclassification for subscription rights, loan premium, and contingent consideration (2)	(e), (g), (f)	2,427,454	—	—	—	123,353	—

New Nuvini Totals		33,550,363	—	—	$—	$409,024	—

Assuming Minimum Cash Redemption	Reference	# of New Nuvini Ordinary Shares	# of Mercato Historical Public Shares	# of Mercato Historical Class B Shares	Share Capital	Share Premium and Class A Par Value	Class B Par Value
Historical balance		122,477,095	4,300,363	5,750,000	$40,404	$—	3
Ratio to adjust historical Nuvini Ordinary Shares outstanding to New Nuvini Ordinary Shares		0.17

New Nuvini Ordinary Shares balance		21,072,546
Reclassification of Mercato’s financial liabilities at fair value to equity (1)	(j)	—	—	—	—	245,264	—
Share Capital impact of New Nuvini Ordinary Shares issuance to Nuvini Shareholders	(l)	—	—	—	(40,404)	40,404	—
Conversion of Mercato Public Shares to New Nuvini Ordinary Shares		4,300,363	(4,300,363)	—	—	—	—
Conversion of Mercato Class B Shares to New Nuvini Ordinary Shares	(i)	5,750,000	—	(5,750,000)	—	3	(3)
Liability to equity reclassification for subscription rights, loan premium, and contingent consideration (2)	(e), (g), (f)	2,427,454	—	—	—	123,353	—
Minimum Cash Redemptions	(m)	(1,803,651)	—	—	—	(96,543)	—

New Nuvini Totals		31,746,712	—	—	$—	$312,481	—

As defined in the Business Combination Agreement, 23,500,000 New Nuvini Ordinary Shares are to be allocated to the holders of historical Nuvini Ordinary Shares, the holders of Company Options inclusive of the subscription rights and loan premium, and the holders of the contingent consideration. As such, the Company has revised the table to show the conversion of Nuvini historical common stock outstanding to 21,072,546 New Nuvini Ordinary Shares with the remaining 2,427,454 New Nuvini Ordinary Shares being allocated to the outstanding subscription rights, loan premium, and contingent consideration that will be converted to equity on consummation of the Business Combination.

Although the number of shares to be issued for subscription rights and contingent consideration will be determined upon consummation of the Business Combination, 2,427,454 shares have been reserved for the future settlement of subscription rights, loan premium, and contingent consideration. As such, all shares issued for subscription rights and contingent consideration are non-dilutive as they are already considered within the 23,500,000 New Nuvini Ordinary Shares and included in the pro forma weighted average shares outstanding.

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If the Staff has comments or questions regarding our response as set forth above or in the Fourth Amendment, we would appreciate an opportunity to discuss those matters in a conference call with the Staff. We are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned, through counsel, Edward S. Best of Mayer Brown LLP at +1 (312) 701-7100 or ebest@mayerbrown.com, if you have any other comments or questions.

As we have communicated orally, the parties would very much like to be in a position to distribute the definitive prospectus as soon as possible to be in a position to complete the transaction on or before September 29, 2023 and would, therefore, appreciate the Staff’s expedited review of the few changes to the Fourth Amendment. If there is anything we can do to assist the Staff in expediting the process, please let us know.

Very truly yours, NVNI GROUP LIMITED

By:	/s/ Pierre Schurmann
Name:	Pierre Schurmann
Title:	Chief Executive Officer

cc:	Edward S. Best
Mayer Brown LLP